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FILED BY MILLENNIUM PHARMACEUTICALS, INC. PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES ACT OF 1934.

                                         SUBJECT COMPANY: COR THERAPEUTICS, INC.
                                                  COMMISSION FILE NO.: 000-19290


                 J.P. MORGAN'S 20TH ANNUAL HEALTHCARE CONFERENCE
                           MILLENNIUM PHARMACEUTICALS
                                JANUARY 10, 2002
                                 10:00 A.M. EST

This presentation contains "forward-looking statements," including statements about our growth and future operating results, discovery and development of products, potential acquisitions, strategic alliances and intellectual property.

Various risks may cause Millennium's actual results to differ materially, including: adverse results in our drug discovery and clinical development processes; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; and the requirement for substantial funding to conduct research and development and to expand commercialization activities. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Millennium has filed with the SEC a Registration Statement on Form S-4 in connection with the potential merger between Millennium and COR Therapeutics, Inc. and Millennium and COR have filed with the SEC and have mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Millennium, COR, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Millennium and COR through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Millennium by contacting the Investors Relations group at each company.

Millennium and COR, and their respective directors and executive officers, may be soliciting proxies from Millennium's or COR's stockholders in connection with the planned merger. A list of the names of Millennium's directors and executive officers and descriptions of their interests in Millennium is contained in Millennium's proxy statement dated March 26, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2000, and its Current Report on Form 8-K dated December 6, 2001, which documents are filed with the SEC. A list of the names of COR's directors and executive officers and descriptions of their interests in COR is contained in COR's proxy statement dated April 26, 2001, its Annual Report on Form 10-K for the year ended December 31, 2000 and its Current Report on Form 8-K dated December 7, 2001, which documents are filed with the SEC. A more complete description is available in the Registration Statement and the Joint Proxy Statement/Prospectus.

FRANKLIN: The next presenting company is going to be Millennium Pharmaceuticals (Company: Millennium Pharmaceuticals Inc; Ticker: MLNM; URL:
http://www.mlnm.com/). Millennium has a really unique place as being one of the first companies in the genomics space that has wed the tools -- has led the -- can we hear better now? Good. We'll try.

Millennium has been one of the first companies that has wed the fruits of genomics research together with the old fashioned skills of developing drugs, putting together an infrastructure. Mark Levin's going to be our presenter. He's Chairman and Chief Executive Officer. And they've really delivered on this wedding between old-fashioned pharmaceutical skills and the new fruits of genomics. Thank you very much for being with us, Mark. And right in the middle of, I guess, one of the catalytic mergers right now in biotechnology.

MARK LEVIN, CHAIRMAN, CEO, MILLENNIUM PHARMACEUTICALS: Thanks, Franklin. It's great to be here. With me this morning is Clare Midgley, our V.P. of Corporate Communications, and Kevin Starr, our Chief Operating Officer. And again, thanks to J.P. Morgan (Company: J.P. Morgan Chase & Co. ; Ticker: JPM ; URL: tttp://www.chase.com/) and H&Q for having us back again.

I'm here today to tell you about, first, 2001, Millennium's most successful year to date. And I'm very excited about that. I'm also going to tell you about our vision and the reality of our vision on building the leading biopharmaceutical company and delivering on our promise to make a difference in people's lives. That's why everybody has come to Millennium, to make a difference. It's very important to all of us. And I realize, as I was putting this together, this is my 25th year in pharma biotechnology and biopharma this year. And I can tell you, I've never been so excited, so optimistic and so proud of what we've done at Millennium in the past, but especially what we're going to do in the future.

So, of course, this presentation contains forward-looking statements. Please take the time to read that. Everybody's done, I assume?

And also, with regard to the Millennium-COR merger, the documents with SEC are now available. And actually, I'm here today to tell you it's going so well that the shareholder vote will be on February 12th. So, with that in mind, I'm going to present Millennium and COR today together as a combined company. I'll certainly indicate at times where COR is involved, but it will be a combined presentation.

And I just want to remind all of you the importance of this merger to Millennium in creating the leading biopharmaceutical company. It gives us leadership in four key franchises. COR brings leadership in cardiovascular and oncology, tremendous strength there, a commercial capability now to build an international commercial organization, integral in the leading product in its class, but what behind that a very deep cardiovascular pipeline and synergies now across all the franchise areas.

So, as we worked with COR over the last few weeks we've continued to be excited and impressed about what they've done. And I'd like to congratulate Vaughn Kailian, the CEO of COR, and Charles Homcy, the head of R&D and their whole team for building a remarkable company. And all of us at Millennium are proud going forward being part of the COR team and building the biopharmaceutical company of the future.

So, the agenda -- won't work.

CLARE MIDGLEY, VICE PRESIDENT CORPORATE COMMUNICATIONS, MILLENNIUM
PHARMACEUTICALS: Who's the H&Q technical person?


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LEVIN: Thanks. Sorry, everybody. We're back.

The agenda for discussion is first I'm going to focus on overall vision, mission and strategy, just take a few minutes up front and tell you about that, spend most of my time on franchise and pipeline, then wrap up with goals on 2001, what did we do, goals for 2002 and delivering on the promise.

So, first, vision, mission and strategy. Millennium's overall vision is transcending dilemma to medicine, making a difference in the quality of people's lives. And we're going to do that by creating a leading biopharmaceutical company. How do we do that? We have three key strategies to make that happen. First of all, breakthrough products, products based on the cause and pathway of human disease and a sustainable pipeline.

Secondly, the combination of personalized medicine and productivity. These are the cornerstones of our revolution in changing the future of medicine and the future of the industry. And we wrap all of this together with a value creation model and a commitment to shareholders. So, I'll briefly hit on each one of those before I get into the overall story on pipeline.

So, first, breakthrough products, sustainable pipeline. This is absolutely critical to the success of a pharmaceutical company. We have four major franchises, over $100 billion in shareholder -- I'm sorry, in revenues today in this marketplace, two therapeutic products on the market, 10 molecules in the clinic, and a sustainable pipeline which is very important in building this company.

Now, when I say sustainable pipeline, I think all of us who have been in biotechnology for the years realize biotech has done a marvelous job in discovery and development and building a company. But you need a sustainable pipeline, not one molecule in the clinic every year or one product every few years, but multiple molecules in the clinic every year and products every year.

So, how do we do that at Millennium? We've put in place a paradigm of genome, transcriptone, proteome, molecular pathways, biological systems up front to drive 75 high throughput screens in our antibodies into the discovery process every year. That's not been done in the history of biotechnology. As we look forward now in 2002, we'll put three to four new molecular energies in the clinic, starting in '05 five new molecules every year into the clinic. On the product side, in '03 and '04 we'll put one molecule, on product on the marketplace. And starting in '05, one to two products on the market every year.

So, how do we do that? Well, we do it with personalized medicine and productivity in four franchises. We use the transcriptone, the genome, the proteome to find the right gene. We use our understanding of the molecular pathways, the proteozomes, the cell cycle, the whole chemokine area to find the right target. We use our understanding of druggable targets and kinases and proteases and GPCRs to find the right drug. And finally, we use patient information, markers and informatics to find the right patient, the right gene, the right target, the right drug, the right patient.

And we complement this with over 200 people working on our productivity platform. We've revolutionized the thought process, so you're taking productivity to another level. We've been focused certainly over the last couple years of breaking the bottlenecks from gene to development. We're adding commercial to this now as we merge with COR -- gene to patient, new technologies, all the way from gene to patient to break the important bottlenecks.

Now, where has this brought us? This, in combination with our transforming business alliances, has now put in place a major product development pipeline. Two products, two molecules in the marketplace today -- Integrilin and Campath -- 10 molecules in the clinic across four very important franchises. As you can see here, many clinical candidates that are going to continue to drive the clinical pipeline. I'll come back and give you more details about this in a moment.


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Now, what do we do with this pipeline? When we think about Millennium in the past we thought about gene to development. I'm here today to tell you we have a major commitment now with the merger of COR of really changing the commercial paradigm. Over the next couple years you're going to see Millennium with a commercial organization in cardiovascular and oncology in the United States and Europe.

Over 70 percent of the world will be covered by Millennium. And we're not going to stop there. We don't have the legacy systems that the pharmaceutical industry has. We're going to go out and put in new IT systems, new Web systems, new knowledge management systems, personalized medicine, pharmoeconomics, think about who is the customer, address the customer in a different way, and revolutionize commercial applications, just as we have gene to development.

Now let's step back and bring all this together. As I mentioned up front value creation brings all this together for Millennium. Many years ago we put in place a value model. In order to build the leading biopharmaceutical company, we have to be focused on our shareholders. And we think about that from four key areas -- pipeline, productivity and personalized medicine, also businesses -- e-business applications, whether it's transforming alliances with partners or M&A and organizational development. It's these four key characteristics that feed into an overall model that we monitor on a monthly basis and on an annual basis to drive shareholder value.

Now, let me give you more specifics now about the franchises and the pipelines at each one of the franchises. Overall, though, I think we all realize if you're going to build a major pharmaceutical company you need businesses, you need franchises, you need focus in major areas. Millennium is focused in the cardiovascular area, the oncology area, inflammation and metabolic diseases. This is over $100 billion marketplace today and growing rapidly. We're working in areas such as acute coronary syndrome, primary and secondary prevention of MI, liquid and solid tumors, rheumatoid arthritis, asthma, type II diabetes and obesity -- major applications.

As I mentioned, we're building a worldwide commercial organization in oncology and cardiovascular. And with Aventis (Company: Aventis S.A.; Ticker: AVE; URL: http://www.aventis.com/) and Abbott (Company: Abbott Laboratories; Ticker: ABT ;
URL: http://www.abbott.com/), we're going to aggressively pursue inflammation and metabolic diseases. And we have over $500 million committed this year in R&D in these four franchises, over 1,500 people developing molecules in these areas, very significant critical mass.

OK. Now, let me move on and tell you a little bit about each one of these major businesses and major franchises. Genome, transcriptone, proteome, molecular pathways, pathology, biology are driving our cardiovascular area. We're based on thrombosis, atherosclerosis and how does that feed into acute coronary syndromes, how does that feed into stroke and congestive heart failure. That's what's driving us these pathways.

So, overall, the cardiovascular area is the leading franchise today, over $40 billion in revenues in this area today. We have Integrilin, the leading product in its class, a very strong clinical pipeline behind this, which I'm going to give you more information on in a second, and also very strong expertise that's going to continue to drive molecules into the clinic and out in the marketplace.

So, let's start with Integrilin, a breakthrough product for acute coronary syndrome. It's the number one anti-platelet agency in the IV area, $230 million in sales in '01, a 34 percent growth rate. Market share now over 50 percent of patients are on Integrilin, a remarkable accomplishment over the last couple years. Thirty percent annual growth, $500 million plus market opportunity. This is an extraordinary product.

But we're not going to stop there. The combination of Millennium and COR now are going to go after this in an even more aggressive manner than COR has in the past through three strategies. One, ceasing market share. We've already put in place strategies to go after our competitors in the top 100 hospitals. Two, we're going to be growing the market overall. Crusade, which is a large steady in 60,000 patients, the first data will come out of that in the next couple months, looking at the guidelines and educating the cardiologists


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about how to use Integrilin. And third, advancing new indications or advancing
MI trial in 6,000 patients will start in the next several months. A very aggressive program now to really escalate Integrilin growth.

Now, let me tell you about the second molecule behind Integrilin. This is a very important molecule, 10A, in the oral anticoagulant area. This is going to be a replacement for Coumadin, three to four million patients in this area, a potential multi-billion area to develop a drug in. What's important here is producible PKPD, where you do not have to monitor the patients. That's what we're working on. The preclinical data supports this. We're very excited about the molecule we're bringing forward. And we'll be in the clinic now sometime this year with 10A.

Overall, cardiovascular franchise is very exciting pipeline behind Integrilin and 10A. We have three molecules that'll be in the clinic this year in the whole reprofusion and cabbage area. These are important molecules that we've developed at Millennium and we're also developing with some of our partners. Behind that is a platelet ADP inhibitor. That also is in this chronic care area of cardiovascular primary and secondary prevention of MI, competes in the Plavix space, a multi-billion dollar area. This complemented with the 10A molecule has tremendous potential for us in the whole cardiovascular area.

So, you can see a broad application in the whole clinical pipeline.

Now, we're bringing forward also Millennium's efforts here in personalized medicine. We have a program with Dr. Eric Topel (ph). We've been working with Dr. Topel (ph) now for quite some time, looking at SNPs across broad populations to identify the right drug for the right patient. We're also bringing pharmacogenomics to our advanced MI trial.

So, overall in the cardiovascular area, Integrilin, the leading product in its class, growing rapidly, four to five molecules in the clinic by the end of the year, a broad preclinical pipeline, invasive research in thrombosis, atherosclerosis and congestive heart failure.

Let me now move onto the oncology area. Genomics, molecular pathways, biological systems, again, will drive our efforts in oncology. As we understand normal cell, transform cell to cancer angiogenesis and metastasis. What's the oncology franchise look like? The leading area of unmet need in the world today we brought two products to the market at Millennium. Our partners are now selling those, a deep pipeline in the clinic, which I'll now tell you about, and a deep clinical candid pipeline, which I'll also summarize for you with broad expertise across the entire oncology area.

So let me first start with 341, our proteozome inhibitor, a very important molecule. We got exciting data late last year in early phase II studies. We believe it's a major point of intervention now in the oncology area. New mechanism, new pathway, broad applications, liquid and solid tumors, and a very, very broad IP estate. So, where are we here?

Well, the first indication is multiple myeloma, refractory patients. Again, these are patients that, on average, have six to 12 months to survive. Early efficacy data is very exciting. Eighty-five percent were stable or improved in the refractory population, 52percent had a significant response, and 11 percent had over a 90 percent reduction in the end protein. This is the major marker of disease progression. Also very positive here is the drug was very well tolerated with very manageable effects, grade three neuropathies three percent and less than 10 percent were discontinued based on adverse events. Remarkably safe drug.

Let me just give you a sense of one of the greater than 90 percent responders. This is a patient that had 14 prior therapies -- bad transplants, Gemcitabine, Flutamide -- and had no other recourse. The patient was put on 341. Within a matter of a month to two months, a very significant complete response. Since September, a complete response has continued. This is a very dramatic response in this disease.

So, where are we going on 341? Well, ongoing phase I studies and new phase I studies in the solid tumor area are moving aggressively. The solid tumor area, of course, is the largest marketplaces. We have very significant preclinical data and we have now exciting anecdotal early data in phase Is. So, what you will see


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now is 341 with Gemcitabine, with Arinotikan (ph), with Taxotere and Doxil, which we announced on Monday, across all major solid tumors. This year, in multiple myeloma we will start the first half of the year, our phase III trial in multiple myeloma, and you'll see us this year and next year start pivotal trials in combination with the major oncology agents in solid tumor therapy, a very aggressive program.

Now, let me move onto the second molecule in the oncology area. This is our anti-PSMA program. This is an antigen on the surface of prostate cancer cells. It's the number one, most highly expressed antigen in prostate cancers. As the disease metastasize, the expression gets much higher, which is very important. We're now in phase I trials with the radiolabeled molecule. We will come behind that with a toxin molecule this year into the clinic, a second-generation molecule. And we're beginning to see very exciting results, although early, in phase I trials with the radiolabel molecule.

So, let me give you a sense of that with one of the patients that we've just seen. So, this is a refractory patient, hormonal refractory patient. One dose -- a single dose of radio labeled PSMA using PSA as the marker -- this is a marker for prostate cancer progression -- PSA went from 85 to 30 within a matter of a month to two months and has sustained over 150 day now remission based on this therapy. This was a single dose. So, we're very excited about this. It's our second molecule now in the clinic.

Now, let me just summarize where we are, then, on our overall oncology program. Two additional molecules in a topo-I, topo-II area are moving forward. Our first molecule is now in the clinic on topo-I, topo-II inhibition. Solid tumors phase I trials have started. There's a second-generation molecule behind that, which will start later this year.

In the whole receptor tyrosine kinase area, we submitted an IND. COR submitted the IND. The merged company now has an IND that was submitted in December in regulatory approval. If things go well, we will be in the clinic soon. This the whole leave out class of molecules. First target is AML. A second-generation backup molecule will be in the clinic later this year. And as I mentioned, the toxin conjugated PSMA molecule will also enter the trial this year -- enter trials this year. So, an aggressive oncology program on the clinical side.

So, if we look again at the overall oncology program, two products on the market, 341 and PSMA leading the way, six to seven molecules in oncology in the clinic this year, and a very deep discovery effort in antibodies and small molecules.

Let me now just tell you briefly about inflammation and about metabolic disease. Genome, transcriptone, proteome, molecular pathways, biological systems are driving Millennium's efforts in leukocyte activation, migration and tissue damage. What does this overall franchise look like? Well, certainly one of the major markets, over $25 billion in revenues today. We're working in rheumatoid arthritis, asthma, IDB, MS and other major areas. Two molecules in the clinic, which we'll report on phase II data this year, '02 in the IDD area -- ulcerative colitis and Crohn's. Trials are going on very well. Again, you'll hear about data this year. 977 oral and asthma we'll be reporting on phase II data again this year. You'll notice up here four molecules in the clinical candidate area. This is RA, asthma and HIV. Many of these molecules will enter clinical trials this year.

In the preclinical side, we have some exciting data now on a second-generation molecule in 977 in inhalation, and that'll also be moving forward. Overall, strong expertise and a very exciting partnership with Aventis, 50-50 in this area. And we have over 350 people now -- full-time people -- with Aventis working in discovery alone on these diseases. It's an extraordinary effort, probably one of the largest in the world on these diseases.

The metabolic disease area. We start with the genome, the transcriptone, proteome, molecular pathways and biological systems. Millennium has been working in the obesity area for years. We have a major effort now in obesity across all the different organ sets. We're looking in the brain at satiety and hunger. We're looking at the gut in absorption. We're looking in adipose tissues for thermogenesis, and we're driving a very important deep discovery pipeline forward.


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Overall, franchise obesity clearly going to be one of the largest franchises going forward. Tens of millions of people have this disease. Our first molecule was put in the clinic late last year. I'll give you a brief update on that in a moment. Additional molecules potentially in the clinic this year. Deep pipeline. Very important relationship with Abbott -- 50-50 around the world, commercialization included, over 250 people in basic research now working on driving molecules into the clinic.

A quick update on where we are on our genomics target. Our genomics molecule, which entered the clinic last year, things are going very well. As you know, this was our first molecule through genomics. We're very excited about this because it's non-appetite suppressant based. Phase Is are ongoing. Fifty-six subjects will be enrolled. Over 30 subjects have already been enrolled. And later this year, as we get the data, we're going to be developing this program overall.

So, just stepping back, four major franchises, over $100 billion in revenue in these franchises today, growing rapidly, great opportunities. We put three products on the market. We have 10 molecules in the clinic, three to four new molecules in the clinic this year, and rapidly going to five plus into the clinic every year. We're building important franchises for the future of the biopharmaceutical company.

Now, let me step back and just remind you of where we are on our overall goals. Every year, as you know, Millennium comes forward at H&Q with aggressive goals, telling you what we're going to do next year and how we did on the goals the year before. Here's the 2001 goals that we showed you last year. So, one, on the accomplishment side from a product standpoint, products. Integrilin on the marketplace, rapidly growing, number one product in its class. This was not a goal for this, so this is exceeding the goals. We now have an additional product at Millennium. Campath on the market we said in U.S. and Europe. That's done. We said at 70 high throughput screens by the end of the year. We have over 80. We said 12 lead optimization of preclinical candidates. That's done. We have well past 12.

On the clinical side, we said 12 molecules in the clinic. Today, we have 10 molecules in the clinic, an additional IND filed and an additional product. We didn't hit the 12, but we did very strong justice to that goal. We said 341 phase II trials will start. They have started. We said the phase I trials in solid tumors will start. They have started. We said oral 977 in phase IIs. That's done. We said 02 in phase II. That's done. Additional molecules in the clinic and our first genomics molecule in the clinic. That's done.

Also, on the productivity side, we said we would aggressively continue to move this paradigm downstream. We've now moved into the clinic. We moved into knowledge management. And we just signed a very important relationship with Structural Genomics, a company in California, which we're going to revolutionize the way we think about Structure at Millennium and in the industry. Very high throughput structure.

On the value creation side, we talked about mergers and acquisition. One of the most important mergers in the history of the industry with COR. Done soon. Metabolic disease. We said we had an important alliance by the end of the year. We did early in the year with Abbott, a 50-50 relationship. We said aggressively -- aggressive in licensing. Many molecules, as you can see here, are done. On the patent side, we said 200 issued patents and 2,000 applications. Both accomplished and on track to hit our financial guidance, which we'll give you more details on in the next few weeks.

So, I believe -- we all believe at Millennium that we had an incredible year. Let me just tell you -- let me wrap up with our 2000 goals and tell you where we are there. One, on the product side Integrilin sales $300 million, 341 will start phase III trials, first half an aggressive efforts in our solid tumor areas. We'll also begin three to four new enemies in the clinic, 75 high throughput screens that continue to feed discovery and development, a $500 million commitment to R&D and a very strong commitment now just to R&D but commercial in our franchise area. Personalized medicine six molecules now undergoing pharmacogenomics, and value creation revenue greater than $400 million, R&D expenses $500 million, NOL guidance for the year $175 million to $200 million, large investments now in these 10 molecules in the clinic, including Integrilin and 341, and ending the year with a very strong financial position, targeted to


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break even by the year 2004. And you're going to continue to see us look aggressively at M&A and acquisition again in 2002.

And finally, Millennium is building the biopharmaceutical company of the future. We are delivering on our promise and we are delivering on our promise of molecular medicine, to create the next air of therapeutic breakthrough products that make a difference in people's lives. And we know at Millennium, and I think we all know in the industry today, in order to do that you have to develop a sustainable pipeline. And Millennium sets themselves apart in several categories -- critical mass and capabilities, $500 million in R&D expenses, strong financial position, over $1.5 billion in cash, business leadership in M&A and acquisition, transforming commercial operations, which we're now committed to do, and bringing together personalized medicine and productivity, our cornerstones of changing the future of the pharmaceutical industry and making a difference in people's lives.

Thank you very much, and have a great year.

END









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